Exhibit 99.1

NLS Pharmaceutics to Present Interim Top-Line Data for Quilience® (Mazindol ER) in Patients with Narcolepsy at the World Sleep Congress in March 2022

•	Phase 2a trial meets enrollment target for interim analysis and is now more than 50% enrolled
•	21 clinical sites in the United States actively enrolling patients
•	Nearly 90% of patients completing the trial have opted into the Open Label Extension study

Switzerland/Zurich, February 7, 2022 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that it will present interim top-line data from its Phase 2a clinical trial evaluating its lead product candidate, Quilience® (Mazindol ER), for the treatment of narcolepsy at this year’s World Sleep Congress (World Sleep 2022), taking place in Rome, Italy March 11-16, 2022.

The data will be presented and discussed during a symposium sponsored by NLS at World Sleep 2022. While retaining the Phase 2a trial’s double-blind design, the presentation will provide an interim analysis on mean Epworth Sleepiness Scale (ESS) scores, the trial’s primary endpoint, comparing patients treated with Quilience and patients on placebo. Additionally, the presentation will feature interim safety and tolerability data for patients that have completed the randomized portion of the trial. Information on the Open Label Extension (OLE) study, whereby patients completing the randomized double-blind portion of the trial may elect to receive treatment with Quilience for up to 6 months, is also expected to be discussed. Rigorous standards and screening methods are being applied to ensure high quality cohorts of patients diagnosed with both narcolepsy type 1 (with cataplexy) and type 2 (without cataplexy) in the trial. To date, 36 patients have been enrolled in the Phase 2a trial and NLS expects to complete the 60-patient trial in the second quarter of 2022.

“Physician and patient interest in Quilience remain high, and with our industry-leading execution on the Phase 2a clinical trial, we remain on track to deliver the planned interim top-line results in March 2022 at the World Sleep Congress," said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “There is a significant need for additional therapeutic options, with over 90% of narcolepsy patients unsatisfied with their current treatment regimen. Given this need and the history of mazindol, the active ingredient in Quilience, we are focused on demonstrating the efficacy and safety of our convenient once-daily ER formulation and bringing this novel treatment candidate to patients as soon as possible.”

Details for NLS Pharmaceutics’ Narcolepsy Symposium:

Date/Time: March 16, 2022, 12:30pm – 2:00pm (CET)

Attendance: Open to all registered attendees of the World Sleep 2022 Congress

Moderator: Michael J. Thorpy, MD, Professor of Neurology at the Albert Einstein College of Medicine and Director of the Sleep-Wake Disorders Center at Montefiore Medical Center

Additional Speakers:

Bruce Corser, M.D., Medical Director at the Sleep Management Institute

Mehdi Tafti, Ph.D., Professor at the University of Lausanne, Department of Biomedical Sciences

Eric Konofal, M.D., Ph.D., Co-Founder & Chief Scientific Officer of NLS Pharmaceutics

Carlos Camozzi, M.D., Ph.D., Medical Director of NLS Pharmaceutics

About World Sleep 2022

The international Congress of the World Sleep Society is the most important meeting of Sleep Research Scientists worldwide. Now in its 16th iteration, the World Sleep Congress consistently gathers the best minds in sleep medicine and research for multiple days of scientific sessions and networking. World Sleep 2022 will be held in Rome, Italy, March 11–16, 2022, with fourteen keynote speakers selected to represent a broad range of sleep medicine and research. Twenty-two sleep medicine and research courses are in development, and attendees will have access to presentations by world-class researchers in chronomedicine, narcolepsy, sleep surgery, insomnia, sleep-focused basic research, and more. A truly global meeting, 77 countries were represented at World Sleep 2019 which featured 89 symposia, 192 oral abstracts, and over 1100 poster presentations. World Sleep 2022 presents a unique opportunity for sleep medicine professionals no matter their specialty or career stage.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company's lead product candidate, Quilience, is a proprietary extended-release formulation of mazindol (mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia. Mazindol is a triple monoamine reuptake inhibitor and partial orexin-2 receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2a clinical trial evaluating Quilience in adult subjects suffering from narcolepsy is currently ongoing in the United States. Previously, NLS successfully completed a phase 2 study in the U.S. evaluating Nolazol® (mazindol controlled-release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the expected timing of the release of interim top-line results, as well as the timing for the completion of its Phase 2a trial. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS' products may not be approved by regulatory agencies, NLS' technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS' process; NLS' products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS' patents may not be sufficient; NLS' products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F filed with the Securities and Exchange Commission (SEC), which is available on the SEC's website, www.sec.gov.

Corporate Contact

Alex Zwyer, CEO: +41 41 618 80 00

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

Media Contact

Pascal Nigen: +1 917-385-2160

Alpha Bronze, LLC

www.nlspharmaceutics.com

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